Form 51-102F3

Material Change Report

PART 2

CONTENT OF MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Nevsun Resources Ltd. (the “Company”)

Suite 800 – 1075 West Georgia Street

Vancouver, BC  V6E 3C9

Item 2

Date of Material Change

April 3, 2006

Item 3

News Release

The news releases were issued on April 3, 2006 and were disseminated by CCN Matthews, Canada Stockwatch and Market News.

Item 4

Summary of Material Change

Nevsun Resources Ltd. (NSU-TSX and AMEX) (“The Company”) announced that the Company has poured gold at the Tabakoto Gold Mine in Mali.  The Tabakoto Gold Mine is in the commissioning phase and is expected to achieve commercial production in April 2006.

In a second news release Nevsun announced it is pleased to publicly thank the President of Eritrea and the Minister of Energy & Mines, Minister of National Development, Minister of Finance and their staff for a sincere and open welcome to Nevsun’s visitors including a number of representatives from the banking industry this past week.

Item 5

Full Description of Material Change

See attached news release.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7

Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8

Executive Officer

Dr. John A. Clarke

Telephone:  (604) 623-4700

Item 9

Date of Report

April 3, 2006